# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lifecore Biomedical, Inc., CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-076989
Filed by CIK 0001741129

## Reporting persons
- Greenhaven Road Investment Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,366,956; shared voting power 0; sole dispositive power 2,366,956; shared dispositive power 0; aggregate amount beneficially owned 2,366,956 (7.8% of the class)
- MVM Funds, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 2,366,956; shared voting power 0; sole dispositive power 2,366,956; shared dispositive power 0; aggregate amount beneficially owned 2,366,956 (7.8% of the class)
- Scott Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,366,956; shared voting power 0; sole dispositive power 2,366,956; shared dispositive power 0; aggregate amount beneficially owned 2,366,956 (7.8% of the class)
- Greenhaven Road Capital Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,085,721; shared voting power 0; sole dispositive power 1,085,721; shared dispositive power 0; aggregate amount beneficially owned 1,085,721 (3.6% of the class)
- Greenhaven Road Capital Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,281,235; shared voting power 0; sole dispositive power 1,281,235; shared dispositive power 0; aggregate amount beneficially owned 1,281,235 (4.2% of the class)

## Item 1. Issuer
Name of issuer: Lifecore Biomedical, Inc.
Address of issuer's principal executive offices: 3515 Lyman Boulevard Chaska, MN, 55318

## Item 2. Person Filing
Name of person filing: This Schedule 13G (this "Statement" or this "Schedule 13G") is being filed by: (1) Greenhaven Road Investment Management, LP, a Delaware limited partnership (the "Investment Manager"); (2) MVM Funds, LLC, a New York limited liability company (the "General Partner"); (3) Scott Miller; (4) Greenhaven Road Capital Fund 1, L.P., a Delaware limited partnership ("Fund 1"); and (5) Greenhaven Road Capital Fund 2, L.P., a Delaware limited partnership ("Fund 2", and together with Fund 1, the "Funds") (all of the foregoing, collectively, the "Reporting Persons"). Each Fund is a private investment vehicle. The Funds directly beneficially own the Common Stock reported in this Statement. The Investment Manager is the investment manager of the Funds. The General Partner is the general partner of the Funds and the Investment Manager. Scott Miller is the controlling person of the General Partner. Scott Miller, the Investment Manager and the General Partner may be deemed to beneficially own the Common Stock directly beneficially owned by the Funds. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Persons is 8 Sound Shore Drive, Suite 190, Greenwich, CT 06830.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on December 31, 2023, the Date of Event which requires the filing of this Schedule 13G.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 30,322,169 shares of Common Stock outstanding as of April 26, 2023, as reported by the Issuer in its Form 10-Q filed with the SEC on June 2, 2023.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greenhaven Road Investment Management, L.P.: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)
- MVM Funds, LLC: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)
- Scott Miller: /s/ Scott Miller, N/A (02/14/2025)
- Greenhaven Road Capital Fund 1, L.P.: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)
- Greenhaven Road Capital Fund 2, L.P.: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)